EXHIBIT 99.55

News Release, regarding licensing of AMD473 to NeoRx Corporation, announced April 5, 2004

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED LICENSES CANCER COMPOUND TO NEORX

For Immediate Release:

 April 5, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) today announced that it has licensed its platinum based anti-cancer agent, AMD473, to NeoRx Corporation (NASDAQ: NERX). Under the terms of the agreement, NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  NeoRx plans to initiate clinical studies for AMD473 in one or more cancer indications in the second half of 2004.

Under the terms of the agreement, AnorMED received a one-time upfront milestone payment of

US$1 million cash and US$1 million in NeoRx common stock. In addition, AnorMED is eligible to receive additional milestone payments of up to US$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval AnorMED would receive royalty payments of up to 15% on product sales.

 "Our partnership with NeoRx is an important milestone for us. NeoRx has both the clinical capabilities and resources to advance the development of this drug candidate for its potential to become an important new platinum chemotherapeutic. We look forward to working with the NeoRx team," stated Dr. Michael J. Abrams, President and CEO of AnorMED.

AMD473 is a platinum based chemotherapeutic agent with a proven mechanism of action that has demonstrated clinical activity in hormone resistant prostate cancer, among other solid tumor cancers.  In addition, AMD473 has the potential to be developed as both intravenously and orally administerable chemotherapy.

NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA and pharmaceutical manufacturing facilities in Denton, TX.  In March 2004 NeoRx began a phase III pivotal trial of its lead therapeutic candidate, STRTM (Skeletal Targeted Radiotherapy), in patients with multiple myeloma, a cancer of the bone marrow.  NeoRx is developing STR for use with high-dose chemotherapy and autologous stem cell transplantation to treat multiple myeloma and other cancers where stem cell transplantation is indicated.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery and development of new small molecule therapeutics for the treatment of cancer and HIV, among others. The Company has four clinical products in development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases.

-more-

Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation and hold an end of Phase II meeting with the FDA. AnorMED will also initiate further trials for AMD070 in HIV patients. In addition, the Company expects to file an Investigational New Drug application to begin human clinical trials for AMD3100 in heart attack patients. Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

For further information:

Elisabeth Whiting, M.Sc.

Senior Director, Corporate Development

& Communications

Office : (604) 532-4667

Direct : (604) 763-4682

e-mail: ewhiting@anormed.com